December 26, 2013

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Galena Biopharma, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 12, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2013

Filed November 6, 2013 and amended on November 7, 2013

File No. 001-33958

Dear Mr. Rosenberg:

You recently provided Galena Biopharma, Inc., a Delaware corporation (the “Company”), with a comment letter dated December 13, 2013 regarding the Company’s above-referenced filings. This letter contains the Company’s response to the single comment in your comment letter, which we have reproduced below for your convenience.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

1. Business and Basis of Presentation

Revenue Recognition, page 8

1. In light of your recent launch of Abstral, please provide us an analysis of each condition in ASC 605-15-25-1 that supports that you met each condition. Also, provide us an analysis of each of factor in ASC 605-15-25-3 to demonstrate you had the ability to make a reasonable estimate of future returns. Further, provide us an analysis supporting that you were able to reasonably estimate provisions for prompt pay discounts, wholesaler discounts, rebates, chargebacks, patient assistance program rebates and other deductions.

Jim B. Rosenberg

December 26, 2013

COMPANY’S RESPONSE

Background

The discussion below lists several key facts about our single commercial product, Abstral, and the commercial environment in which Abstral is sold in the United States. We consider these factors to be pertinent to and form the foundation upon which our revenue recognition policies are based and supported:

•	While we entered our license agreement for Abstral in March of 2013, and commenced our launch thereafter, Abstral was originally introduced and launched in the United States in April 2011 by the previous licensee. Thus, there is historical prescription information available to us from the prior launch.

•	Abstral is a transmucosal immediate release fentanyl (TIRF), and like all TIRF products, can only be manufactured, distributed, sold and prescribed under a program called the Risk Evaluation and Mitigation strategy (REMS). Under the REMS program, all manufacturers, distributors, dispensaries and prescribers who make, transport, sell, carry or prescribe TIRF products are required to register and meet certain compliance criteria, and are also required to comply with stringent reporting requirements. Based on these REMS reporting requirements, we have real-time access to complete prescription information, including quantity of tablets filled in each prescriptions, strength prescriber, name location and information of the prescriber, along with other information. This REMS information provides us visibility into the product’s historical prescription information and trends, which allows us to reliably estimate demand and sell-through expectations.

•	Along with other TIRF products, Abstral is considered a class two narcotic, and as such, the costs and risks associated with transporting and carrying the product are abnormally high. Thus, there is significant disincentive for wholesalers, distributors and dispensaries to carry more product than they believe will sell through in a reasonable period of time.

Beginning in the third quarter of 2013, we adopted our policy to recognize revenue when the product is shipped from our third party logistics provider (3PL) distribution center and received by our customers (FOB destination), with appropriate reserves applied against sales for estimated prompt pay discounts, wholesaler discounts, rebates, chargebacks, right of return and patient assistance program obligations.

Jim B. Rosenberg

December 26, 2013

In response to your comment, our consideration of FASB Accounting Standard Codification Topic 605, Revenue Recognition (“ASC 605”) with respect to the right of return and other relevant provisions of our customer agreements is included in the following paragraphs.

Right of Return

Our customer agreements allow for a right of return for product that is approaching expiration (generally within 6-12 months of product expiry), or in certain other special circumstances, including:

•	Newly-launched product (generally within 6 months of their initial introduction)

•	Discontinued products

•	Products experiencing decreased market demand due to extraneous circumstances (e.g., launch of a generic)

•	Termination of the customer agreement

None of these provisions are relevant at this time.

ASC 605-15-25-1 provides that an entity can recognize revenue upon the sale of product when the buyer has the right to return the product only if all the following conditions are met:

•	The seller’s price to the buyer is substantially fixed or determinable at the date of sale.

•	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.

•	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

Jim B. Rosenberg

December 26, 2013

•	The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

•	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

•	The amount of future returns can be reasonably estimated

The seller’s price to the buyer is substantially fixed or determinable at the date of sale.

The price to our customers for Abstral, known as the Wholesaler Acquisition Cost (“WAC”), is predetermined and fixed, and any all discounts provided to our customers are known and contractually established at the time of sale.

The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.

Payment is due to us within a certain number of days, generally between 30 and 35, as contractually stipulated, from the date of sale to our customers, and that payment is not contingent on any future events, including sell-through.

The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

Title and risk of loss is transferred to our customers upon receipt of the product (FOB destination shipping terms), as contractually agreed upon.

The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

Our customers have independent ownership, and economic substance apart from that provided by us, in that they purchase products from multiple manufacturers, sell to multiple pharmacies/dispensaries and have leverage to determine where and to whom to sell the product. They maintain distribution centers and employees, and act as a principal in the sales of the product, assuming the normal risks associated with a wholesale arrangement.

Jim B. Rosenberg

December 26, 2013

The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

We carry no obligation for future performance after the product is delivered to our customers. While we do maintain a sales force, tasked with providing educational assistance to providers to promote prescription demand, this is not a contractual obligation to our customers, and, outside of certain contractual obligations to the licensor we maintain full control and authority to determine the size of our sales force and the nature and extent of our sales and marketing activities, and our customer agreements to not have provisions that impact these decisions.

The amount of future returns can be reasonably estimated.

While the ability to reasonably estimate returns is driven by facts and circumstances, and could vary from situation to situation, ASC 605-15-25-3 provides the following factors that might impair the ability to reasonably estimate returns:

•	The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand.

•	Relatively long periods in which a particular product may be returned

•	Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling entity’s marketing policies or relationships with its customers

•	Absence of a large volume of relatively homogeneous transactions.

With consideration given to the factors above, and other facts and circumstances specific to our selling model and industry, we believe that we have the ability to reasonably estimate returns at the time product is sold to our customers, based on the following key considerations:

•	As noted in the ‘Background’ section above, since Abstral was originally introduced in the United states in 2011, we have access to complete, relevant real-time prescription data and trends for our product through the REMS reporting.

Jim B. Rosenberg

December 26, 2013

•	Abstral is produced in bulk batches with specific, label identified expiry dates. Using this data, we can reliably predict when we would expect product to be returned for expiry reasons, and therefore can establish reliable expectations about how much product, based on the aforementioned demand visibility, will be sold through prior to expiry.

•	Given the nature of our product, and the relative difficulty getting approval for similar products, at present we believe there if very low risk of returns being affected by external factors, such as technical obsolescence, unforeseen market competition, or other significant changes to the selling environment.

•	The long period of time over which product can be returned relates to the relatively long time to expiry of our product, with approximately a four year window from tableting to expiry, and generally over three years to expiry from the time our product is sold. As noted above, our visibility into the relationship between sales, demand and product expiry substantially mitigates the risk associated with the long return period.

•	The prescription transactions contained in the REMS reporting represent a large volume of homogeneous transactions, which provide relevant support for our returns estimates.

Estimation of Other Provisions

Other deductions from gross sales to arrive at net sales, along with our support for our ability to reasonably estimate the deductions, are summarized as follows:

Prompt Pay Discounts - These are contractual amounts of 2% of all sales to all of our customers. As a general rule, our customers take advantage of these discounts, and thus the prompt pay discount is assumed at 2% of all sales to all customers, recorded as a gross-to-net sales deduction at the time revenue is recognized. Any prompt pay discounts not taken would be recognized as revenue in the period in which the discount terms lapse, but we do not expect more than a nominal amount of these discounts to be foregone, if any.

Wholesaler Discounts - The contracts we have with our wholesaler and distributor customers stipulate fixed discount terms. Thus, the discounts granted to our direct customers are readily determinable at the time of sale, based on those contractual terms.

Jim B. Rosenberg

December 26, 2013

Rebates – There are generally two types of rebates we offer with respect to our sales of Abstral: 1) sales channel rebates (rebates offered to certain group purchasing organizations and specialty pharmacy chains) and 2) managed care rebates (rebates offered to payor organizations).

Sales channel rebates are based on agreed upon contractual percentages, applied to all product ultimately purchased and consumed by the member pharmacies of the group purchasing organization (GPO) or specialty pharmacy chain. Thus, while there can be some uncertainty regarding the exact amount of product ultimately sold through to one of the groups members at the time of sale, we generally know which customers do business through which GPO or specialty pharmacy chain, and therefore can estimate the amount of rebates that will ultimately come due based on the customer to which our sales are made.

Managed care rebates are based on contractual percentages applied to amount of product prescribed to patients who are covered by the plan or organization with which we contract. These rebates are reasonably estimable using historical amount of rebates processed for each managed care organization as a percentage of all prescriptions filled using the REMS prescription data.

Chargebacks – patients who are covered under certain government sponsored managed care programs (Medicare, Medicaid, VA, etc.) receive product prescriptions under a special discounted rebate structure. These organizations deduct the difference between WAC and listed government reimbursement rates to their payment made to our customers, and we are obligated to reimburse our customers for those deductions. Chargebacks are reasonably estimable using historical amount of chargebacks processed for each organization as a percentage of all prescriptions filled using the REMS prescription data.

Patient Assistance Program Rebates – We provide a patient assistance program (“PAP”) through a third party service provider, through which patients can obtain their first month of Abstral for free, and can also receive a certain amount of co-pay assistance thereafter. The PAP obligation is a separate and distinct obligation we arrange directly with the end user patient, and does not affect the price charged or cash received from sales to our customers; rather it is recorded as a separate obligation, with a debit to revenue. Also, based on our access to historical prescription information through the REMS program, and the weekly and monthly reporting of the amount of patient assistance program benefit used from our vendor, we can estimate the PAP reserve based on the historical percentage of prescriptions for which patient assistance benefit were used. Furthermore, we can use benchmarks from publicly traded competitors with similar PAP programs to gauge the

Jim B. Rosenberg

December 26, 2013

pattern of PAP usage as a percentage of overall and paid prescriptions. Lastly, the patient assistance program can be terminated at our discretion, at any time, and such termination would not have any direct affect on the sales to our customers, the price we charge our customers, or the ability to collect cash on the sales to our customers.

Other deductions – there are no other significant deductions that warrant revenue recognition analysis.

Based on the above analysis, we have concluded that our revenue recognition policies are in accordance with ASC 605.

Please contact the undersigned if you have any questions or comments regarding this response letter.

Very truly yours,

/s/ Ryan M. Dunlap
Senior Director of Finance, Chief
Accounting Officer and Treasurer

Cc:	Frank Wyman (SEC)

Joel Parker (SEC)

Mark J. Ahn, (President and CEO, Galena Biopharma, Inc.)